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                                October 25, 2000


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  H. Roger Schwall

      Re:   ThruPoint, Inc.
            Registration Statement on Form S-1
            SEC File No. 333-35184

Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended, ThruPoint, Inc. (the "Company") hereby requests that the Commission withdraw the Company's Registration Statement on Form S-1 initially filed with the Commission on April 20, 2000 (File No. 333-35184) (the "Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the Company's best interest to proceed at this time. No offers or sales of the Company's Common Stock have been or will be made pursuant to the Registration Statement.

      If you have any questions, please call Morton Pierce or Michelle Rutta of Dewey Ballantine LLP at (212) 259-8000 or the undersigned at (646) 562-6010.


                                       Very truly yours,

                                       ThruPoint, Inc.

                                       By:  /s/ Rami Musallam
                                            -----------------
                                       Rami Musallam
                                       President and Chief Executive Officer

Cc:  Jennifer Bowes
     Morton Pierce
     Michelle Rutta